FSD PHARMA

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on May 14, 2021

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 a.m. (Toronto/New York Time) on May 12, 2021 or BEFORE 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting either: (a) by mail delivered to Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; (b) by telephone, Toll Free at 1-866-732-VOTE (8683); (c) by facsimile at 1-866-249-7775 (Toll Free North America) or 1-416-263-9524 within Canada; or (d) via the internet at www.investorvote.com.

For up-to-date information and convenience in voting please visit www.fsdfuture.com

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone Registered Shareholders can call, toll-free number listed above. Registered Shareholders will be prompted to provide their control number printed on such Shareholder's BLUE proxy. The telephone voting service is available until May 12, 2021 at 9:00 a.m. (Toronto/New York Time) and Registered Shareholders may not appoint a person as proxyholder other than the management nominees named in the accompanying form of proxy when voting by telephone.
To vote via the Internet Go to www.investorvote.com and follow the instructions on the website prior to May 12, 2021 at 9:00 a.m. (Toronto/New York Time)

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01QBDC

Appointment of Proxyholder

I/We being holder(s) of securities of FSD Pharma Inc. (the "Company") hereby appoint: Dr. Raza Bokhari, or failing this person Donal Carroll, or failing this person Robert J. Ciaruffoli (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/FSDPharma and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held both online at https://web.lumiagm.com/254368544 and in person at The Union League of Philadelphia at 140 S Broad St, Philadelphia, PA 19102 on May 14, 2021 at 9:00 a.m. (Toronto/New York Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. Raza Bokhari, MD	☐	☐	02. Hon. Stephen Buyer	☐	☐	03. Robert J. Ciaruffoli, CPA	☐	☐
04. Gerald (Gerry) Goldberg, CPA, CA	☐	☐	05. Dr. Larry Kaiser, MD, FACS	☐	☐	06. Donal Carroll, CPA	☐	☐
07. Frank Lavelle	☐	☐						

Fold

	For	Withhold
2. Appointment of Auditors Appointment of MNP LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Sunset Provision To consider and, if thought advisable, to approve, with or without variation, a special resolution, to amend the Company's articles to provide for a "sunset" provision with respect to the class A multiple voting shares of the Company, as more particularly described in the Circular.	☐	☐
4. Change of Office Address To consider and, if thought advisable, to approve, a special resolution, to change of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario.	☐	☐
5. Amended and Restated By-law No. 1 To consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, ratifying the adoption of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular and approved by the board of directors of the Company in January, 2021.	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

RFYQ 314685 AR2

01QBED